

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via Email
Jeffrey A. Stopko
Executive Vice President & CFO
Ameriserv Financial, Inc.
Main & Franklin Streets
Johnstown, PA   15907-0430

> **Re:**   **Ameriserv Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 000-11204**

Dear Mr. Stopko:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations (MD&A)
Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Loan Quality, page 25

1. We note your disclosure on page 25 that you removed a $9 million commercial loan relationship with a borrower in the restaurant industry from non-accrual status due to

continued operating performance improvement. We further note your accounting policy on page 47 that a non-accrual commercial loan is placed on accrual status after becoming current and remaining current for twelve consecutive payments. Please confirm, if true, that the borrower referenced above met this criterion for return to accrual status as outlined in your accounting policy or advise us if the loan was removed from non-accrual for other reasons.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses, page 25

2. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Note 6. Non-Performing Assets, page 62

3. In regard to your troubled debt restructurings (TDRs), please tell us and revise your future filings to address the following:

- Provide a robust discussion of your TDR and renegotiated loan activities. Your discussion should include in tabular format quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions;
- Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and
- Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Form 10-Q for the Period Ended March 31, 2011

Notes to Unaudited Consolidated Financial Statements

Note 17. Disclosures About Fair Value Measurements

4. We note your disclosure concerning appraisals that, "collateral values are estimated using Level 2 inputs based on observable market data which at times are discounted." Please tell us and revise future filings to disclose how often you obtain updated appraisals for your

collateral dependent loans. If this policy varies by loan type please disclose that also. Further, please describe in detail any discount adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

5. We note that assets measures on a non-recurring basis – specifically impaired loans and other real estate owned – were measured using Level 3 measurements at March 31, 2011, while these same assets were measured using Level 2 measurements at December 31, 2010. Please revise future filings to include a reconciliation of the beginning and ending balances for fair value measurements using significant unobservable inputs (Level 3) as required by ASC 820-10-50-2(c). Show us what your disclosure will look like in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-3452 if you have questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant